Exhibit 21.1

SUBSIDIARIES	Jurisdiction of Organization
Endeavour Colorado Corporation	Delaware
Endeavour Operating Corporation	Delaware
Endeavour Energy New Ventures, Inc.	Delaware
END Management Company	Delaware
Endeavour International Holding B.V.	The Netherlands
Endeavour Energy Netherlands B.V.	The Netherlands
Endeavour Energy North Sea LLC	Delaware
Endeavour Energy Luxembourg S.a.r.l.	Luxembourg
End Finco LLC	Delaware
Endeavour Energy North Sea L.P.	Delaware
Endeavour Energy U.K. Limited	England and Wales
Endeavour North Sea Limited Endeavour International Corporation	England and Wales Delaware